LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

03032684

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2003
WASH. D.C. 188

SUPPL

October 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Press release dated October 17, 2003

- **Legacy Hotels Real Estate Investment Trust Refinancing Existing Indebtedness**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Sari L. Diamond
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File Number: 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REFINANCING EXISTING INDEBTEDNESS

TORONTO, October 17, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today its intention to enter into seven mortgage financings with a major Canadian financial institution for gross proceeds aggregating approximately $335 million. Proceeds of these financings will be used to redeem all of Legacy's outstanding unsecured debentures on December 15, 2003. The mortgage commitments are subject to the satisfaction of customary lender due diligence, third-party consent and other closing conditions.

Commenting on the announcement, Neil J. Labatte, Legacy's President and Chief Executive Officer, said, "After exploring a number of alternatives to refinance our existing indebtedness, we were pleased to proceed with these mortgage financings. This transaction will result in Legacy having a more traditional capital structure for a real estate investment trust and will enable us to significantly extend our debt maturities." Continued Mr. Labatte, "We consider property-specific financings to be a more reliable form of capital for our portfolio. These mortgage commitments reflect the confidence lenders have in the value and potential of our assets. Following this transaction, we expect to continue to have an appropriate level of debt and sufficient financial resources to create long-term value for our unitholders."

Approximately $312 million of the mortgage commitments will be used to repay the maturing face amounts of Legacy's Series 2A and 3 debentures and to call for redemption the Series 1C, 1D and 2B debentures, all on December 15, 2003. The Series 1C, 1D and 2B debentures will not be called for redemption until such time as all conditions in the proposed financing have been satisfied. If the conditions are satisfied, notice of redemption will be given in accordance with the trust indentures governing the debentures and no later than December 4, 2003. The redemption price would be the greater of par and the "Canada Yield Price" set forth in the indentures, plus accrued and unpaid interest. Unanticipated developments or a number of circumstances beyond Legacy's control could affect the calling of the debentures.

The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. Based on current interest rates, Legacy expects the call premium to approximate $10 million. The one-time charge associated with the call premium will be fully expensed in the fourth quarter. Interest costs in 2004 are expected to increase approximately $1.4 million as a result of this transaction.

The loan commitments provide for separate mortgages on seven Legacy properties – The Fairmont Waterfront in Vancouver, The Fairmont Hotel Macdonald in Edmonton, Delta Toronto East, Fairmont Château Laurier in Ottawa, Fairmont The Queen Elizabeth and the Delta Centre-Ville, both in Montreal, and Delta Halifax. The terms of the mortgages range from three to ten years with an average life of approximately six years.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts: M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

October 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated October 17, 2003

- **Legacy Hotels Real Estate Investment Trust Refinancing Existing Indebtedness**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REFINANCING EXISTING INDEBTEDNESS

TORONTO, October 17, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today its intention to enter into seven mortgage financings with a major Canadian financial institution for gross proceeds aggregating approximately $335 million. Proceeds of these financings will be used to redeem all of Legacy's outstanding unsecured debentures on December 15, 2003. The mortgage commitments are subject to the satisfaction of customary lender due diligence, third-party consent and other closing conditions.

Commenting on the announcement, Neil J. Labatte, Legacy's President and Chief Executive Officer, said, "After exploring a number of alternatives to refinance our existing indebtedness, we were pleased to proceed with these mortgage financings. This transaction will result in Legacy having a more traditional capital structure for a real estate investment trust and will enable us to significantly extend our debt maturities." Continued Mr. Labatte, "We consider property-specific financings to be a more reliable form of capital for our portfolio. These mortgage commitments reflect the confidence lenders have in the value and potential of our assets. Following this transaction, we expect to continue to have an appropriate level of debt and sufficient financial resources to create long-term value for our unitholders."

Approximately $312 million of the mortgage commitments will be used to repay the maturing face amounts of Legacy's Series 2A and 3 debentures and to call for redemption the Series 1C, 1D and 2B debentures, all on December 15, 2003. The Series 1C, 1D and 2B debentures will not be called for redemption until such time as all conditions in the proposed financing have been satisfied. If the conditions are satisfied, notice of redemption will be given in accordance with the trust indentures governing the debentures and no later than December 4, 2003. The redemption price would be the greater of par and the "Canada Yield Price" set forth in the indentures, plus accrued and unpaid interest. Unanticipated developments or a number of circumstances beyond Legacy's control could affect the calling of the debentures.

The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. Based on current interest rates, Legacy expects the call premium to approximate $10 million. The one-time charge associated with the call premium will be fully expensed in the fourth quarter. Interest costs in 2004 are expected to increase approximately $1.4 million as a result of this transaction.

The loan commitments provide for separate mortgages on seven Legacy properties – The Fairmont Waterfront in Vancouver, The Fairmont Hotel Macdonald in Edmonton, Delta Toronto East, Fairmont Château Laurier in Ottawa, Fairmont The Queen Elizabeth and the Delta Centre-Ville, both in Montreal, and Delta Halifax. The terms of the mortgages range from three to ten years with an average life of approximately six years.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts: M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca